Exhibit 99.2

Kamada Reports Record-High First Nine Months 2026 Financial Results; Increases 2026 Annual

Guidance and Projects Double-Digit Growth in Revenues and Profitability in 2027

●	Record-Breaking Nine-Month Results: Record High Nine-Month Revenues of $152.2 Million, up 12% Year-over-Year; and Record High Nine-Month Adjusted EBITDA of $40.9 Million, a 27% Margin of Revenues, up 20% Year-over-Year

●	Strong Third Quarter Performance: Revenues of $52.0 Million, up 11% Year-over-Year; Third Quarter Adjusted EBITDA of $15.2 Million, a 29% Margin of Revenues, up 30% Year-over-Year

●	Accelerating Bottom-Line Growth: Third Quarter Net Income of $8.0 Million, up 51% Year-over-Year; Net Income for the First Nine Months of $21.4 Million, up 29% Year-over-Year

●	Raises 2026 Full–Year Guidance: Revenue Guidance Increased to $205 Million – $208 Million and Adjusted EBITDA Guidance to $52 Million – $54 Million, Representing Annual Double-Digit Organic Profitable Growth

●	Strong Growth Momentum Extending into 2027: Kamada Projects Double-Digit Growth in Both Revenues and Profitability in 2027; Detailed Guidance to be Provided in January 2027

●	Robust Cash Generation: Cash Flow from Operating Activities Reaches $37.6 Million in the First Nine Months of 2026; Strong Cash Balance of $75.3 Million at the End of the Third Quarter

●	Driving Inorganic Growth: Company Remains Focused on Accelerating Growth Through Business Development and M&A Transactions

●	Dividend Distribution: Declares Cash Dividend of $0.14 Per Share (Approximately $8.0 Million); Together with Dividend Payments Made Earlier this Year Amount to $0.56 per share (Approximately $32.2 Million) for the Year

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – November 9, 2026 — Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today announced financial results for the three months and nine months ended September 30, 2026, an increase of its 2026 annual guidance, and a dividend payment.

“During the third quarter of 2026, we continued the strong operational and financial performance we have demonstrated throughout the year, with double-digit growth in revenues and adjusted EBITDA resulting in record high results for the first nine months of 2026,” said Amir London, Kamada’s Chief Executive Officer. “The underlying demand for our products, especially KEDRAB® in the U.S. market, as well as VARIZIG® and HEPAGAM®, continues to expand. Based on our excellent performance, we are increasing our 2026 annual guidance to a range of $205 million to $208 million of revenues and $52 million to $54 million of adjusted EBITDA, with the mid-points representing 14% and 26% growth, respectively, compared to 2025 results. Our strong growth momentum is expected to continue into 2027 with a projection of double-digit growth in both revenues and profitability.”

“We continue to ramp up plasma collection at our Texas-based facilities in support of our new three-year, approximately $50 million supply agreement. We also remain committed to expanding our current commercial portfolio through business development and M&A opportunities to further accelerate our organic growth. Lastly, we are pleased to announce another cash dividend of $0.14 per share for a total payment of approximately $8.0 million to be paid to our shareholders during the fourth quarter, which together with dividend payments made earlier this year amount to $32.2 million for the year. Our ability to continue paying dividends while continuing to invest in our commercial growth is indicative of our excellent financial and operational strength,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2026

●	Total revenues were $52.0 million for the third quarter of 2026, up 11% compared to $47.0 million in the third quarter of 2025. The increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of KEDRAB in the U.S. market, as well as VARIZIG and HEPAGAM sales.

●	Gross profit and gross margins were $23.3 million and 45%, respectively, in the third quarter of 2026, as compared to $19.8 million and 42%, respectively, in the third quarter of 2025. The increase in gross profit and gross margin was primarily attributable to higher gross margins of the Company’s proprietary products, due to improved product and markets sales mix.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $13.0 million in the third quarter of 2026, as compared to $11.9 million in the third quarter of 2025. The increase was primarily due to higher G&A and S&M expenses in support of our increased commercial operations.

●	Net income was $8.0 million, or $0.14 per diluted share, in the third quarter of 2026, up 51% compared to $5.3 million, or $0.09 per diluted share, in the third quarter of 2025.

●

Adjusted EBITDA, as detailed in the tables below, was $15.2 million in the third quarter of 2026, up 30% compared to $11.7 million in the third quarter of 2025. Adjusted EBITDA for the third quarter represents a 29% margin of revenues and is the outcome of the Company’s continued commercial growth.

●	Cash provided by operating activities was $19.9 million in the third quarter of 2026, as compared to $10.4 million in the third quarter of 2025. The increase in operating cash flow is indicative of the Company’s ability to convert its increased profitability into cash flow.

Financial Highlights for the Nine Months Ended September 30, 2026

●	Total revenues for the first nine months of 2026 were a record $152.2 million, a 12% increase from $135.8 million generated in the first nine months of 2025. The increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of KEDRAB in the U.S. market, as well as growth in the Distribution segment, where revenues increased year-over-year by 35% to $24.1 million.

●	Gross profit and gross margins for the first nine months of 2026 were $64.9 million and 43%, respectively, compared to $59.4 million and 44%, respectively, in the first nine months of 2025. The increase in gross profit was driven by the increase in total revenues.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $38.1 million for the first nine months of 2026, as compared to $36.8 million in the first nine months of 2025. The increase was primarily due to higher G&A and S&M expenses in support of the Company’s expanded commercial operations.

●	Net income for the first nine months of 2026 was $21.4 million, or $0.37 per diluted share, up 29% as compared to $16.6 million, or $0.29 per diluted share, in the first nine months of 2025.

●	Adjusted EBITDA, as detailed in the tables below, was a record $40.9 million in the first nine months of 2026, a 20% increase as compared to $34.2 million in the first nine months of 2025. Adjusted EBITDA for the first nine months represents a 27% margin of revenues and is the outcome of the Company’s continued commercial growth.

●	Cash provided by operating activities during the first nine months of 2026 was approximately $37.6 million, as compared to $17.9 million during the first nine months of 2025. The increase in operating cash flow is indicative of the Company’s ability to convert its increased profitability into cash flow.

Balance Sheet Highlights

As of September 30, 2026, Kamada had cash, cash equivalents and short-term investment totaling $75.3 million, as compared to $75.5 million as of December 31, 2025. During the third quarter, the Company executed a $9.8 million dividend payment, bringing total dividends already paid in 2026 to $24.2 million. The Company’s ability to maintain its strong cash position while making these dividend payments is another indication of its ability to convert its increased profitability into cash flow.

Recent Corporate Highlights

●	Declared cash dividend of $0.14 per share, totaling approximately $8.0 million. Total dividend payments already made in 2026 prior to the current payment were $0.42 per share, totaling approximately $24.2 million.

●	Announced the expansion of its biosimilar portfolio with the commercial launch of two additional new products in Israel, adding to its existing portfolio of two products. Kamada expects its growing biosimilar product portfolio to generate approximately $10 million in annual revenue in 2028 and approximately $20-$25 million in annual revenue by 2030. The Company expects the commercial availability of at least two additional biosimilar products during 2027.

●	Confirmed that Kamada maintains sufficient KEDRAB supply and manufacturing capacity to meet increased demand for the product in the United States in response to a Health Advisory published by the U.S. Centers for Disease Control and Prevention (CDC). KEDRAB is one of only two FDA-approved anti-rabies immunoglobulin products in the U.S.

●	Continued to ramp up plasma collection at its Texas-based facilities in support of its three-year, approximately $50 million agreement to supply plasma to a leading biopharmaceutical company focused on plasma-derived therapies.

Fiscal 2026 Guidance

Kamada is increasing its 2026 annual financial guidance to total revenues in the range of $205 million to $208 million and adjusted EBITDA in the range of $52 million to $54 million, with the mid-points representing year-over-year increases of 14% in revenues and 26% in adjusted EBITDA. Prior 2026 annual guidance was total revenues in the range of $200 million to $205 million and adjusted EBITDA in the range of $50 million to $53 million.

Conference Call Details

Kamada management will host an investment community conference call on Monday, November 9, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689-8263 (International) using conference I.D. 13763380. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1779441&tp_key=96a5dea210

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2026 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) our increased 2026 annual guidance for total revenues and adjusted EBITDA; (2) our expectation of double-digit growth in revenues and profitability in 2027 and the timing of providing detailed 2027 guidance; (3) our ability to continue driving profitable growth and converting profitability into cash flow; (4) the declaration, amount and payment of cash dividends; (5) the ramp-up of plasma collection at our Texas-based facilities under our three-year, approximately $50 million plasma supply agreement; (6) the expected commercial availability and revenue contribution of our biosimilar products, including expected annual revenues of approximately $10 million in 2028 and approximately $20-$25 million by 2030; (7) continued demand for our KEDRAB®, VARIZIG® and HEPAGAM® products; and (8) our plans to accelerate growth and to expand our commercial portfolio through business development and M&A transactions. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, the potential effect of imposed tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on the establishment and timing of business initiatives, Kamada’s ability to find business development and M&A transactions and leverage such opportunities and successfully integrate such opportunities with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

---tables to follow---

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$75,317	$71,997	$75,469
Trade receivables, net	27,300	31,379	27,007
Other accounts receivables	4,924	3,945	5,656
Inventories	92,705	85,413	84,943
Total Current Assets	200,246	192,734	193,075

Non-Current Assets
Property, plant and equipment, net	43,814	38,100	41,367
Right-of-use assets	8,873	9,189	8,900
Intangible assets and other long-term assets	92,282	99,186	97,511
Goodwill	30,313	30,313	30,313
Contract assets	7,188	7,688	7,544
Total Non-Current Assets	182,470	184,476	185,635
Total Assets	$382,716	$377,210	$378,710
Liabilities
Current Liabilities
Current maturities of lease liabilities	2,330	1,912	2,121
Current maturities of other long term liabilities	5,745	10,585	9,923
Trade payables	26,475	24,875	23,242
Other accounts payables	13,404	9,443	12,108
Deferred revenues	105	1,022	-
Total Current Liabilities	48,059	47,837	47,394

Non-Current Liabilities
Lease liabilities	9,389	9,558	9,440
Contingent consideration	21,891	19,730	20,372
Other long-term liabilities	28,733	32,539	30,113
Deferred Tax	5,465	1,723	1,651
Employee benefit liabilities, net	811	591	670
Total Non-Current Liabilities	66,289	64,141	62,246

Shareholder’s Equity
Ordinary shares	15,093	15,077	15,078
Additional paid in capital net	268,626	268,222	268,283
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(64)	346	177
Capital reserve from share-based payments	7,805	5,339	5,711
Capital reserve from employee benefits	320	374	385
Accumulated deficit	(19,922)	(20,636)	(17,074)
Total Shareholder’s Equity	268,368	265,232	269,070
Total Liabilities and Shareholder’s Equity	$382,716	$377,210	$378,710

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited		Unaudited
	U.S. Dollars in thousands
Revenues from proprietary products	$128,111	$117,976	$44,185	$39,523	$156,206
Revenues from distribution	24,084	17,806	7,849	7,487	24,254

Total revenues	152,195	135,782	52,034	47,010	180,460

Cost of revenues from proprietary products	66,924	61,464	22,118	20,884	83,928
Cost of revenues from distribution	20,353	14,878	6,581	6,364	20,125

Total cost of revenues	87,277	76,342	28,699	27,248	104,053

Gross profit	64,918	59,440	23,335	19,762	76,407

Research and development expenses	6,700	10,101	2,319	2,636	12,995
Selling and marketing expenses	14,475	13,573	4,784	4,505	18,455
General and administrative expenses	16,891	13,084	5,843	4,819	18,724
Other expenses (income)	18	-	18	(14)	-
Operating income	26,834	22,682	10,371	7,816	26,233

Financial income	1,188	1,479	329	492	1,921
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(572)	(766)	121	(43)	(1,171)
Revaluation of long-term liabilities	(1,366)	(4,057)	(876)	(1,677)	(2,652)
Financial expenses	(797)	(605)	(238)	(221)	(864)
Income before tax on income	25,287	18,733	9,707	6,367	23,467
Taxes on income	(3,903)	(2,097)	(1,717)	(1,071)	(3,269)

Net income	$21,384	$16,636	$7,990	$5,296	$20,198

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	600	770	(184)	207	1,069
Net amounts transferred to the statement of profit or loss for cash flow hedges	(841)	(475)	(40)	(317)	(943)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(65)	10	(74)	-	21
Total comprehensive income	$21,078	$16,941	$7,692	$5,186	$20,345

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.37	$0.29	$0.14	$0.09	$0.35
Diluted net earnings per share	$0.37	$0.29	$0.14	$0.09	$0.35

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period ended		Three months period ended		Year ended
	September, 30		September, 30		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars in thousands
Cash Flows from Operating Activities
Net income	$21,384	$16,636	$7,990	$5,296	$20,198

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	11,668	11,117	3,926	3,760	14,918
Financial expenses, net	1,547	3,949	664	1,449	2,766
Cost of share-based payment	2,437	387	917	117	845
Taxes on income	3,903	2,097	1,717	1,071	3,269

Loss (gain) from sale of property and equipment	18	(8)	18	-	(8)
Change in employee benefit liabilities, net	65	91	(100)	17	183
	19,638	17,633	7,142	6,414	21,973
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	(541)	(9,705)	9,407	(1,035)	(5,407)
Decrease (increase) in other accounts receivables	249	1,666	946	588	(535)
Increase in inventories	(7,763)	(6,593)	(5,831)	(3,333)	(6,124)
Decrease in contract assets	356	331	119	119	475
Increase (decrease) in trade payables	3,017	(3,497)	(895)	634	(6,870)
Increase (decrease) in other accounts payables	879	(253)	966	630	950
Increase (decrease) in deferred revenues	105	851	(56)	845	(171)
	(3,698)	(17,200)	4,656	(1,552)	(17,682)
Cash received (paid) during the period for:

Interest paid	(750)	(605)	(191)	(221)	(864)
Interest received	1,188	1,479	329	492	1,921
Taxes paid	(121)	(19)	(62)	(13)	(56)
	317	855	76	258	1,001

Net cash provided by operating activities	$37,641	$17,924	$19,864	$10,416	$25,490

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Nine months period ended		Three months period ended		Year ended
	September, 30		September, 30		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars in thousands

Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(6,638)	$(7,071)	$(3,558)	$(3,589)	$(9,846)
Investment in short term investments, net	-	-	40,660	-	-
Proceeds from sale of property and equipment	12	8	12	-	8
Net cash provided by (used in) investing activities	(6,626)	(7,063)	37,114	(3,589)	(9,838)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	6	49	3	-	50
Repayment of lease liabilities	(1,331)	(833)	(474)	(415)	(972)
Repayment of other long-term liabilities	(5,404)	(4,848)	(827)	(339)	(5,889)
Dividends Paid	(24,232)	(11,534)	(9,811)	-	(11,534)
Net cash used in financing activities	(30,961)	(17,166)	(11,109)	(754)	(18,345)

Exchange differences on balances of cash and cash equivalent	(206)	(133)	(25)	(61)	(273)

Increase (decrease) in cash and cash equivalents	(152)	(6,438)	45,844	6,012	(2,966)

Cash and cash equivalents at the beginning of the period	75,469	78,435	29,473	65,985	78,435

Cash and cash equivalents at the end of the period	$75,317	$71,997	$75,317	$71,997	$75,469

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$1,275	$870	$590	$360	$1,221
Purchase of property and equipment and Intangible assets	$722	$555	$722	$555	$2,523

NON-IFRS MEASURES

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
	U.S Dollars in thousands
Net income	$21,384	$16,636	$7,990	$5,296	$20,198
Taxes on income	3,903	2,097	1,717	1,071	3,269
Financial expense (income), net	1,547	3,949	664	1,449	2,766
Depreciation and amortization expense	11,668	11,122	3,926	3,765	14,924
Non-cash share-based compensation expenses	2,437	387	917	117	845
Adjusted EBITDA	$40,939	$34,191	$15,214	$11,698	$42,002